Mail Stop 4561
Via Fax (724) 514-9494

July 17, 2009

Maria T. Shields
Chief Financial Officer
Ansys, Inc.
275 Technology Drive
Canonsburg, PA 15317

> **Re:** **Ansys, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed on February 27, 2009**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2009**
> **Filed on May 8, 2009**
> **File No. 000-20853**

Dear Ms. Shields:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Kathleen Collins
Accounting Branch Chief